SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Emerald Oil, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29101U100

(CUSIP Number)

White Deer Energy L.P. 667 Madison Avenue, 4th Floor New York, New York 10065 Attention: Thomas J. Edelman 212-371-1117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 29101U100	13D	Page 2 of 20

1	Name of Reporting Person WDE Emerald Holdings LLC
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,943,729*
	8	Shared Voting Power
	9	Sole Dispositive Power 4,943,729*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 4,943,729*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.94%*
14	Type of Reporting Person PN (Limited Liability Company)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 29101U100	13D	Page 3 of 20

1	Name of Reporting Person White Deer Energy FI L.P.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 170,904*
	8	Shared Voting Power
	9	Sole Dispositive Power 170,904*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 170,904*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.55%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 29101U100	13D	Page 4 of 20

1	Name of Reporting Person White Deer Energy L.P.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,784,950*
	8	Shared Voting Power
	9	Sole Dispositive Power 4,784,950*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 4,784,950*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.43%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 29101U100	13D	Page 5 of 20

1	Name of Reporting Person White Deer Energy TE L.P.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 158,779*
	8	Shared Voting Power
	9	Sole Dispositive Power 158,779*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 158,779*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.51%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 29101U100	13D	Page 6 of 20

1	Name of Reporting Person Edelman & Guill Energy L.P.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,114,633*
	8	Shared Voting Power
	9	Sole Dispositive Power 5,114,633*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 5,114,633*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.49%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 29101U100	13D	Page 7 of 20

1	Name of Reporting Person Edelman & Guill Energy Ltd.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,114,633*
	8	Shared Voting Power
	9	Sole Dispositive Power 5,114,633*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 5,114,633*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.49%*
14	Type of Reporting Person CO

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 29101U100	13D	Page 8 of 20

1	Name of Reporting Person Thomas J. Edelman
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 5,114,633*
	9	Sole Dispositive Power
	10	Shared Dispositive Power 5,114,633*
11	Aggregate Amount Beneficially Owned by each Reporting Person 5,114,633*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.49%*
14	Type of Reporting Person IN

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 29101U100	13D	Page 9 of 20

1	Name of Reporting Person Ben A. Guill
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 5,114,633*
	9	Sole Dispositive Power
	10	Shared Dispositive Power 5,114,633*
11	Aggregate Amount Beneficially Owned by each Reporting Person 5,114,633*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.49%*
14	Type of Reporting Person IN

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Common Stock, par value $0.001 (the “Common Shares”), of Emerald Oil, Inc., a Montana corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1600 Broadway, Suite 1040, Denver, CO 80202. The total number of Common Shares reported as beneficially owned in this Schedule 13D is 5,114,633, which constitutes approximately 16.5% of the total number of Common Shares outstanding on a pro forma basis as follows. The Reporting Persons (as defined below) own no Common Shares of record as of the date of this Schedule 13D. The number and percentage reported herein consist solely of Common Shares issuable upon exercise of warrants to purchase Common Shares (the “Warrants”) that the Reporting Persons acquired on February 19, 2013. The beneficial ownership reported in this Schedule 13D reflects that at February 19, 2013 there were 25,899,658 Common Shares outstanding.

Each Warrant will be coupled, and trade as a unit, with a number of Series B Shares (as defined in Item 3 below) equal to the number of Common Shares purchasable upon exercise of the Warrant. The Warrants and the Series B Shares (as such term is defined below) may not be transferred separately. If and when the Warrant is exercised, the holder of the Warrant will be required to deliver to the Issuer, as part of the payment of the exercise price, a number of Series B Shares equal to the number of Common Shares purchased upon such exercise. The holders of Series B Shares will be entitled to vote in the election of directors and on all other matters submitted to a vote of the holders of Common Shares, with the holders of Series B Shares and the holders of Common Shares voting together as a single class. Each Series B Share will have one vote.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)	White Deer Emerald Holdings LLC, a Delaware limited liability company (“WDE Emerald Holdings”);

(ii)	White Deer Energy FI L.P., a Cayman Islands exempted limited partnership (“White Deer FI” and, together with WDE Emerald Holdings, the “White Deer Investors”);

(iii)	White Deer Energy L.P., a Cayman Islands exempted limited partnership (“White Deer”);

(iv)	White Deer Energy TE L.P., a Cayman Islands exempted limited partnership (“White Deer TE” and, collectively with White Deer and White Deer FI, the “White Deer Funds”);

(Page 10 of 20 Pages)

(v)	Edelman & Guill Energy L.P., a Cayman Islands exempted limited partnership (“GP LP”);

(vi)	Edelman & Guill Energy Ltd., a Cayman Islands corporation (“GP Ltd.”);

(vii)	Thomas J. Edelman; and

(viii)	Ben A. Guill.

All foregoing persons are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (attached hereto and which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Certain information required by this Item 2 concerning the executive officers and directors of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of the Reporting Persons is as follows:

White Deer Management LLC

700 Louisiana, Suite 4770

Houston, Texas 77002

(c)	WDE Emerald Holdings is a special purpose entity and its principal business is investing in securities of the Issuer. White Deer FI is a private equity fund and its principal business is investing in securities. The White Deer Investors are the sole record owners of the Warrants, and thus are the direct beneficial owners of the Common Shares reported as beneficially owned in this Schedule 13D. White Deer and White Deer TE are the members of WDE Emerald Holdings. GP LP is the general partner of the White Deer Funds. GP Ltd. is the general partner of GP LP.

(d)-(e) Neither any of the Reporting Persons nor, to the best of any Reporting Persons’ knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Securities Purchase Agreement dated February 1, 2013 (the “Securities Purchase Agreement”), a copy of which is filed with this Schedule 13D as Exhibit B (attached hereto and which is hereby incorporated by reference), by and among the White Deer Investors and the Issuer, the White Deer Investors agreed to buy, and the Issuer agreed to sell, (i) an initial aggregate amount of 500,000 shares of Preferred Stock designated as Series A Perpetual Preferred Stock (the “Series A Shares”), (ii) an initial aggregate amount of 5,114,633 shares of Preferred Stock designated as Series B Voting Preferred Stock (the “Series B Shares”) and (iii) the Warrants.

(Page 11 of 20 Pages)

On February 19, 2013 (the “Closing Date”), the White Deer Investors acquired the Series A Shares, the Series B Shares and the Warrants (collectively, the “Purchased Securities”).

The White Deer Investors paid the Issuer an aggregate purchase price of $50,000,000 for the Purchased Securities. The source of the purchase price was capital contributions by the partners of the White Deer Funds.

Item 4.	Purpose of Transaction.

The White Deer Investors have purchased the Purchased Securities for investment purposes. The following describes plans or proposals, including those in connection with the purchase, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)

The Reporting Persons have no current plans or proposal that relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer. The White Deer Investors may be issued additional Warrants on each quarterly dividend payment date with respect to the Series A Shares prior to April 1, 2015 if such dividends on the Series A Shares are not paid in cash; provided, however, that such dividends must be paid in cash unless and until the Issuer’s shareholders vote to approve the issuance of any such additional Warrants and any Common Shares issuable upon exercise of such additional Warrants (“Shareholder Approval”). The additional Warrants issuable on any such dividend payment date will be exercisable for a number of Common Shares equal to the amount of accrued and unpaid dividends to that dividend payment date divided by the volume-weighted average trading price of the Common Stock for the ten consecutive trading days preceding such dividend payment date (such price, the “Weighted Average Price”), and the exercise price of such additional Warrants will be such Weighted Average Price.

(b)	None.

(c)	None.

(d)	The Issuer has increased the authorized number of directors constituting the Issuer’s board of directors from seven to eight, and the White Deer Investors, as the holders of the Series A Shares, collectively have the right to designate one of the eight members of the Issuer’s board of directors. Such right to designate a member of the board will terminate if no Series A Shares remain outstanding. The initial director designated by the White Deer Investors is Thomas J. Edelman. Upon the occurrence of certain events of default under the Credit Agreement, dated as of November 20, 2012, among the Issuer, Wells Fargo Bank, N.A. and the lenders party thereto (as amended, the “Credit Agreement”), the holders of the Series A Shares will be entitled to elect a number of additional directors that, together with the initial director to be designated by such holders of the Series A Shares, would constitute the greatest number of members of the Issuer’s board of directors that does not exceed 25% of total number of members of the Issuer’s board of directors to serve as additional members of the Issuer’s board of directors.

(Page 12 of 20 Pages)

(e)	The White Deer Investors may be issued additional Warrants on each quarterly dividend payment date with respect to the Series A Shares prior to April 1, 2015 if such dividends on the Series A Shares are not paid in cash; provided, however, that such dividends must be paid in cash unless and until Shareholder Approval is obtained. The additional Warrants issued with respect to any such dividend payment date will be exercisable for a number of Common Shares equal to the amount of accrued and unpaid dividends to such dividend payment date divided by the Weighted Average Price, and the exercise price of such additional Warrants will be such Weighted Average Price.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	None.

(k)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Purchased Securities or the Common Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons and the terms and conditions of the Securities Purchase Agreement. Subject to the terms and conditions of the Securities Purchase Agreement, the Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

(Page 13 of 20 Pages)

Item 5.	Interest in Securities of the Issuer.

(a)-(b) (i)	WDE Emerald Holdings is the sole record owner of one Warrant, which entitles WDE Emerald Holdings LLC to purchase up to 4,943,729 Common Shares representing, on an as exercised basis, beneficial ownership of 4,943,729 Common Shares (approximately 15.9%).

(ii)	White Deer FI is the sole record owner of one Warrant, which entitles White Deer FI to purchase up to 170,904 Common Shares representing, on an as exercised basis, beneficial ownership of 170,904 Common Shares (approximately 0.6%).

(iii)	White Deer does not directly own any Common Shares. By virtue of being a member of WDE Emerald Holdings, White Deer may be deemed to possess voting and dispositive power with respect to 4,784,950 Common Shares beneficially owned by WDE Emerald Holdings (approximately 15.4%).

(iv)	White Deer TE does not directly own any Common Shares. By virtue of being a member of WDE Emerald Holdings, White Deer TE may be deemed to possess voting and dispositive power with respect to 158,779 Common Shares beneficially owned by WDE Emerald Holdings (approximately 0.5%).

(v)	GP LP does not directly own any Common Shares. By virtue of being the general partner of the White Deer Funds, GP LP may be deemed to possess sole voting and dispositive power with respect to the aggregate 5,114,633 Common Shares beneficially owned by the White Deer Investors (approximately 16.5%).

(vi)	GP Ltd. does not directly own any Shares. By virtue of being the general partner of the GP LP, GP Ltd. may be deemed to possess shared voting and dispositive power with respect to the aggregate 5,114,633 Common Shares beneficially owned by the White Deer Investors (approximately 16.5%).

(c)	Other than as described in Item 3, none.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Parallel Investments. Pursuant to their partnership agreements, all investments of the White Deer Funds must be acquired on the same economic terms and the White Deer Funds must dispose of their investments at the same time and on the same terms.

(Page 14 of 20 Pages)

Redemption of Series A Shares. The Issuer has the option to redeem Series A Shares in whole or in part at any time after the date on which such Series A Shares are issued (the “Issue Date”) at the aggregate Liquidation Preferences (as such term is defined below) of the Series A Shares so redeemed, subject to a minimum redemption amount equal to the lesser of 50,000 Series A Shares or the number of Series A Shares then outstanding. The holders of the Series A Shares have the right to require the Issuer to purchase their Series A Shares in whole or in part upon the occurrence of specified change in control events at the aggregate Liquidation Preferences of the Series A Shares so sold. In the event (a) that the Issuer voluntarily or involuntarily liquidates, dissolves or winds up its affairs, or (b) of specified change in control events involving the Issuer, the White Deer Investors have the right, but not the obligation, to elect to receive, from the Issuer, in exchange for all, but not less than all, Series A Shares, Series B Shares, Warrants and shares of Common Stock issued upon exercise thereof that are then held by the White Deer Investors, an additional cash payment that would yield an internal rate of return of 25% to the White Deer Investors, taking into account all cash inflows from and cash outflows to the White Deer Investors, including cash dividends and distributions paid by the Issuer and received by the White Deer Investors, which right is limited to the White Deer Investors and not transferable to a non-affiliate of the White Deer Investors. If the Issuer voluntarily or involuntarily liquidates, dissolves or winds up its affairs, each holder of Series A Shares is entitled to receive out of the Issuer’s assets available for distribution to shareholders, after satisfaction of liabilities to creditors, if any, and before any distribution of assets is made on the Common Stock or any other shares of the Issuer’s junior stock, a liquidating distribution in the amount, with respect to each Series A Share, equal to the sum of (a)(1) on or prior to the second anniversary of the closing date, $112.50, (2) after the second anniversary of the closing date through and including the third anniversary of the closing date, $110.00, (3) after the third anniversary of the closing date through and including the fourth anniversary of the closing date, $105.00 and (4) thereafter, $100.00 and (b) the accrued and unpaid dividends thereon (the “Liquidation Preference”).

Registration Rights Agreement. The White Deer Investors have been granted registration rights with respect to the Common Shares underlying the Warrants.

Board Designation Rights. The Issuer has increased the authorized number of directors constituting the Issuer’s board of directors from seven to eight, and the White Deer Investors, as the holders of the Series A Shares, collectively have the right to designate one of the eight members of the Issuer’s board of directors. Such right to designate a member of the board will terminate if no Series A Shares remain outstanding. The initial director designated by the White Deer Investors is Thomas J. Edelman. Upon the occurrence of certain events of default under the Credit Agreement, the holders of the Series A Shares will be entitled to elect a number of additional directors that, together with the initial director to be designated by such holders of the Series A Shares, would constitute the greatest number of members of the Issuer’s board of directors that does not exceed 25% of total number of members of the Issuer’s board of directors to serve as additional members of the Issuer’s board of directors.

Voting Rights. The Series B Shares permit the White Deer Investors to vote in the election of directors and on all other matters submitted to a vote of the holders of Common Stock, with the holders of Series B Shares and the holders of Common Stock voting together as a single class. The Series B Shares have a number of votes in the aggregate equal to the number of Common Shares issuable upon exercise of the Warrants.

(Page 15 of 20 Pages)

Certain Other Rights. The Series A Shares do not vote generally with the Common Stock, but have specified approval rights with respect to, among other things, changes to the Issuer’s certificate of incorporation that affect the Series A Shares, dividends on the Common Stock or other junior stock, redemptions or repurchases of Common Stock or other capital stock, changes to specified debt agreements and changes to the Issuer’s business. Upon the occurrence of certain events of default under the Credit Agreement, the holders of the Series A Shares have additional specified approval rights with respect to, among other things, the incurrence or guarantee by the Issuer of any indebtedness, any change in compensation or benefits of or employment or severance agreements with officers of the Issuer and any agreement or arrangement pursuant to which the Issuer or any of its subsidiaries would pay or incur liability in excess of $1,000,000 over the term of such agreement or arrangement.

Item 7.	Material to be filed as Exhibits.

Exhibit A	—	Joint Filing Agreement.*

Exhibit B	—	Securities Purchase Agreement, dated February 1, 2013, by and among Emerald Oil, Inc., WDE Emerald Holdings LLC and White Deer Energy FI L.P., incorporated by reference from the Issuer’s Current Report on Form 8-K filed on February 6, 2013.

Exhibit C	—	Registration Rights Agreement, dated February 19, 2013, incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 19, 2013.

*	Filed Herewith

(Page 16 of 20 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: March 1, 2013

WDE EMERALD HOLDINGS LLC

By:	/s/ THOMAS J. EDELMAN
Name: Thomas J. Edelman
Title: President

WHITE DEER ENERGY FI L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ THOMAS J. EDELMAN
Name: Thomas J. Edelman
Title: Director

WHITE DEER ENERGY L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ THOMAS J. EDELMAN
Name: Thomas J. Edelman
Title: Director

S-1

WHITE DEER ENERGY TE L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ THOMAS J. EDELMAN
Name: Thomas J. Edelman
Title: Director

EDELMAN & GUILL ENERGY L.P.

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ THOMAS J. EDELMAN
Name: Thomas J. Edelman
Title: Director

EDELMAN & GUILL ENERGY LTD.

By:	/s/ THOMAS J. EDELMAN
Name: Thomas J. Edelman
Title: Director

THOMAS J. EDELMAN

/s/ THOMAS J. EDELMAN

BEN A. GUILL

/s/ BEN A. GUILL

S-2

SCHEDULE A

Name	Title	Citizenship	Business Address	Number of Common Shares Owned
Thomas J. Edelman	Director	U.S.	667 Madison Avenue, 4th Floor New York, NY 10065	0

Ben A. Guill	Director	U.S.	700 Louisiana Suite 4770 Houston, TX 77002	0

Sch-A-1